AMERICAFIRST QUANTITATIVE FUNDS

Rule 18f-3 Plan

EXHIBIT A

(as amended January 17, 2017)

Fund	Available Classes
AmericaFirst Defensive Growth Fund	Class A, Class I, Class U
AmericaFirst Income Fund	Class A, Class I, Class U
AmericaFirst Tactical Alpha Fund	Class A, Class I, Class U
AmericaFirst Quantitative Strategies Fund	Class A, Class I, Class C
AmericaFirst Seasonal Rotation Fund	Class A, Class I, Class U
AmericaFirst Large Cap Share Buyback Fund	Class A, Class I, Class U